UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):	January 25, 2018

Ameris Bancorp

(Exact Name of Registrant as Specified in Charter)

Georgia	001-13901	58-1456434
(State or Other	(Commission File Number)	(IRS Employer
Jurisdiction of		Identification No.)
Incorporation)

310 First Street, S.E., Moultrie, Georgia	31768
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:	(229) 890-1111

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Hamilton State Bancshares, Inc. Transaction

Agreement and Plan of Merger

On January 25, 2018, Ameris Bancorp, a Georgia corporation (“Ameris”), and Hamilton State Bancshares, Inc., a Georgia corporation (“Hamilton”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Hamilton will merge into Ameris, with Ameris as the surviving entity (the “Merger”). The Merger Agreement provides that, immediately following the Merger, Hamilton State Bank, a Georgia bank wholly owned by Hamilton, will be merged into Ameris Bank, a Georgia bank wholly owned by Ameris, with Ameris Bank as the surviving entity (the “Bank Merger”).

Under the terms and subject to the conditions of the Merger Agreement, Hamilton’s shareholders will have the right to receive $0.93 in cash and 0.16 shares of the common stock, par value $1.00 per share, of Ameris (“Ameris Common Stock”) for each share of the voting common stock and non-voting common stock of Hamilton (collectively, the “Hamilton Common Stock”) that they hold. The Merger Agreement provides that at the effective time of the Merger, Hamilton’s outstanding restricted stock units, to the extent then vested, will be converted into the right to receive the same merger consideration per share as the outstanding shares of Hamilton Common Stock. The Merger Agreement further provides that at the effective time of the Merger, Hamilton’s outstanding stock options will fully vest and be cancelled and thereafter entitle the holders thereof to receive cash consideration of $9.06 for each share of Hamilton Common Stock issuable upon exercise of such options, less the applicable per share exercise price of such options. Under the Merger Agreement, the outstanding warrants to acquire shares of Hamilton Common Stock will be also cancelled at the effective time of the Merger, entitling the holders thereof to receive cash consideration of $9.06 for each share of Hamilton Common Stock issuable upon exercise of such warrants, less the applicable per share exercise price of such warrants.

The Merger Agreement has been unanimously approved by the boards of directors of Ameris and Hamilton. The closing of the Merger is subject to the required approval of Hamilton’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Ameris with respect to the shares of Ameris Common Stock to be issued in the Merger and other customary closing conditions. The Merger is expected to close during the third quarter of 2018.

The Merger Agreement contains usual and customary representations and warranties that Ameris and Hamilton made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Ameris and Hamilton and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Ameris and Hamilton rather than establishing matters as facts.

The Merger Agreement may be terminated in certain circumstances, including the following: (i) by mutual written agreement of the parties; (ii) by either party in the event that, under certain circumstances, the Merger shall not have been consummated by December 31, 2018; (iii) by either party in the event of a breach by the other party of any representation, warranty or obligation contained in the Merger Agreement which has not been cured within thirty days and which breach would be reasonably likely to result in a failure to satisfy any applicable closing condition; (iv) by either party if final action has been taken by a regulatory agency whose approval is required for the Merger or the Bank Merger, which final action has become final and nonappealable and does not approve the Merger or the Bank Merger, or a governmental authority enacts a law or judgment which would make the Merger or the Bank Merger illegal; (v) by either party if the requisite Hamilton shareholder approval is not obtained; (vi) by Ameris if the Hamilton board fails to make recommendation to the shareholders of Hamilton to approve the Merger Agreement, or Hamilton has materially breached its covenant not to solicit alternative acquisition proposals; (vii) by Hamilton, prior to Hamilton shareholder approval, to enter into an agreement relating to a superior proposal; or (viii) by Hamilton in the event that the price of Ameris Common Stock decreases in comparison to the specified ratio provided in the Merger Agreement and Ameris elects not to increase the merger consideration to be received by the shareholders of Hamilton. Upon termination of the Merger Agreement by Hamilton to enter into a superior proposal or by Ameris where the Hamilton board fails to make recommendation to the shareholders of Hamilton to approve the Merger Agreement or Hamilton has materially breached its covenant not to solicit alternative acquisition proposals, Hamilton will be required to pay Ameris a termination fee equal to $14 million.

In addition, if the Merger Agreement is terminated due to a failure to obtain any regulatory approval that is required for the consummation of the Merger or the Bank Merger (provided that such failure is not primarily related to the financial or regulatory condition of Hamilton) or due to a failure by Ameris to satisfy any condition contained in any required regulatory approval, then Ameris will be required to pay Hamilton $1.5 million as reimbursement for its transaction expenses.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K (this “Report”) and is incorporated herein by reference.

Voting Agreement

In connection with entering into the Merger Agreement, the directors and certain principal shareholders of Hamilton have entered into a Voting and Support Agreement with Ameris and Hamilton (the “Voting Agreement”). The Voting Agreement generally requires that such shareholders agree to vote their shares of Hamilton Common Stock in favor of the Merger and against any action or agreement that would be reasonably likely to impair the ability of Ameris or Hamilton to complete the Merger, or that would be inconsistent with, prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, and against any alternative acquisition proposal. The Voting Agreement automatically terminates upon any termination of the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a form of which is included as Exhibit B to the Merger Agreement filed as Exhibit 2.1 to this Report and which is incorporated herein by reference.

Director Non-Solicitation Agreements

Simultaneously with the execution of the Merger Agreement, each of the non-employee directors of Hamilton and Hamilton State Bank entered into a Director Non-Solicitation Agreement with Ameris that contains provisions related to non-disclosure of confidential information, non-recruitment of employees and non-solicitation of customers.

The foregoing description of the Director Non-Competition Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a form of which is included as Exhibit C to the Merger Agreement filed as Exhibit 2.1 to this Report and which is incorporated herein by reference.

US Premium Finance Holding Company Transaction

On January 25, 2018, Ameris and Ameris Bank entered into a Stock Purchase Agreement (the “USPF Agreement”) pursuant to which Ameris agreed to purchase the remaining 70% of the outstanding shares of common stock of US Premium Finance Holding Company, a Florida corporation (“USPF”), held by USPF’s other shareholders (the “USPF Transaction”). Ameris previously purchased 4.99% of the outstanding shares of common stock of USPF in a transaction that closed on January 18, 2017 and an additional 25.01% of such shares in a transaction that closed on January 3, 2018.

As consideration for the shares of USPF to be acquired by Ameris in the USPF Transaction, Ameris will pay the selling shareholders approximately $8.92 million in cash and issue to them 830,301 unregistered shares of Ameris Common Stock, in a private placement transaction pursuant to the exemptions from registration provided in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. In addition, under the USPF Agreement, the selling shareholders may receive additional cash payments aggregating up to approximately $5.83 million based on the achievement by Ameris Bank’s premium finance division of certain income targets between January 1, 2018 and June 30, 2019. In exchange for 25.01% of the outstanding common stock of USPF which Ameris acquired on January 3, 2018, Ameris paid $12.5 million and issued 114,285 unregistered shares of Ameris Common Stock in a similarly exempt private placement transaction.

Upon the closing of the USPF Transaction, the parties will also enter into a Registration Rights Agreement (the “Registration Rights Agreement”), the form of which is included as an exhibit to the USPF Agreement. Pursuant to the terms of the Registration Rights Agreement, once it has been executed, Ameris will be required to file with the Securities and Exchange Commission (the “SEC”), within 45 days, a registration statement covering the resale of the shares of Ameris Common Stock issued in the USPF Transaction.

The foregoing description of the USPF Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2.2 to this Report and is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

Upon the closing of the USPF Transaction, the Management and License Agreement, dated December 15, 2016, among Ameris Bank, William J. Villari and USPF (the “Management Agreement”) will automatically terminate. Since early 2017, Mr. Villari has managed the premium finance division of Ameris Bank pursuant to the terms of the Management Agreement. He will continue to manage the premium finance division as an employee of Ameris Bank upon termination of the Management Agreement. Ameris Bank also previously licensed certain marks and other intellectual property from USPF under the Management Agreement.

Item 2.02	Results of Operations and Financial Condition.

On January 26, 2018, Ameris issued a press release announcing its unaudited financial results for the quarter and fiscal year ended December 31, 2017. A copy of that press release is attached to this Report as Exhibit 99.1.

The information contained in this Item 2.02 and in Exhibit 99.1 attached to this Report is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section. Furthermore, such information shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended.

Item 3.02	Unregistered Sales of Equity Securities.

The information provided in Item 1.01 of this Report with respect to the USPF Transaction is incorporated by reference into this Item 3.02.

Item 7.01	Regulation FD Disclosure.

A copy of the investor presentation material that Ameris will present regarding its earnings during the teleconference beginning at 10:00 a.m. Eastern time on January 26, 2018 is attached to this Report as Exhibit 99.2. The investor presentation material is also available on the “Investor Relations” page of Ameris’s website (http://www.amerisbank.com).

The information contained in this Item 7.01 and in Exhibit 99.2 attached to this Report is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of such section. Furthermore, such information shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended.

Item 8.01	Other Events.

On January 26, 2018, Ameris and Hamilton issued a press release announcing that they had entered into the Merger Agreement. A copy of that press release is attached to this Report as Exhibit 99.3 and is incorporated herein by reference.

On January 26, 2018, Ameris also issued a press release announcing the execution of the USPF Agreement. A copy of that press release is attached to this Report as Exhibit 99.4 and is incorporated herein by reference.

Ameris will also discuss the Merger and the USPF Transaction during its investor conference call on January 26, 2018. The investor presentation material related to the Merger and the USPF Transaction to be referenced in, and made available in connection with, the investor conference call is attached hereto as Exhibit 99.5 and is incorporated herein by reference. The investor presentation material is also available on the “Investor Relations” page of Ameris’s website (http://www.amerisbank.com).

All information included in the press releases and the investor presentation material is presented as of the respective dates thereof, and Ameris does not assume any obligation to correct or update such information in the future.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1	Agreement and Plan of Merger dated as of January 25, 2018 by and between Ameris Bancorp and Hamilton State Bancshares, Inc.*

2.2	Stock Purchase Agreement dated as of January 25, 2018 by and among Ameris Bancorp, Ameris Bank, William J. Villari and The Villari Family Gift Trust*

99.1	Press Release regarding Ameris’s Earnings dated January 26, 2018

99.2	Investor Presentation regarding Ameris’s Earnings dated January 26, 2018

99.3	Press Release regarding the Merger dated January 26, 2018

99.4	Press Release regarding the USPF Transaction dated January 26, 2018

99.5	Investor Presentation regarding the Merger and the USPF Transaction dated January 26, 2018

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

Cautionary Statements Regarding Forward-Looking Information

This Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value and the effect of the Merger on Ameris’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the parties’ ability to consummate the Merger or satisfy the conditions to the completion of the Merger, including, without limitation, the receipt of shareholder approval and the receipt of required regulatory approvals on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Merger; the businesses of Ameris and Hamilton may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the Merger may not be fully realized within the expected timeframes; disruption from the Merger may make it more difficult to maintain relationships with customers, employees or others; diversion of management time to merger-related issues; dilution caused by Ameris’s issuance of additional shares of its common stock in connection with the Merger; general competitive, economic, political and market conditions and fluctuations, including, without limitation, movements in interest rates; competitive pressures on product pricing and services; and success and timing of other business strategies. For a discussion of some of the other risks and other factors that may cause such forward-looking statements to differ materially from actual results, please refer to Ameris’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2016 and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and neither Ameris nor Hamilton undertakes any obligation to update or revise forward-looking statements. For any forward-looking statements made in this Report, the exhibits hereto or any related documents, Ameris and Hamilton claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It

Ameris intends to file a registration statement on Form S-4 with the SEC to register the shares of Ameris’s common stock that will be issued to Hamilton’s shareholders in connection with the Merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the Merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Ameris on its website at http://www.amerisbank.com.

This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants in the Merger Solicitation

Ameris and Hamilton, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Hamilton in respect of the Merger. Information regarding the directors and executive officers of Ameris and Hamilton and other persons who may be deemed participants in the solicitation of the shareholders of Hamilton in connection with the Merger will be included in the proxy statement/prospectus for Hamilton’s special meeting of shareholders, which will be filed by Ameris with the SEC. Information about Ameris’s directors and executive officers can also be found in Ameris’s definitive proxy statement in connection with its 2017 annual meeting of shareholders, as filed with the SEC on April 3, 2017, and other documents subsequently filed by Ameris with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERIS BANCORP

By:	/s/ Nicole S. Stokes
Nicole S. Stokes
Executive Vice President and Chief Financial Officer

Date: January 26, 2018